SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 25, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE
Release Time        IMMEDIATE
Date        14 October 2010
Number        26/10

RESPONSE TO GERMAN FEDERAL CARTEL OFFICE (BUNDESKARTELLAMT) ANNOUNCEMENT

BHP Billiton and Rio Tinto have noted with disappointment the statement today by the German Federal Cartel Office (FCO) that its current intention is to prohibit the companies’ proposed iron ore production joint venture in Western Australia.

The German regulatory process continues and the parties are expecting to receive a formal notification next week.

The parties continue to believe that the joint venture is pro-competitive and will increase the supply of iron ore. However, both BHP Billiton and Rio Tinto acknowledge the concerns expressed by some regulators and the obstacles to achieving clearance for the joint venture.

No decisions about next steps have been taken at this stage while regulatory discussions continue.

BHP Billiton Media & Investor Relations

Australia
Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
Email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations
Tel: +61 3 9609 2211
email: Fiona.Martin2@bhpbilliton.com

Brendan Harris, Investor Relations
Tel: +61 3 9609 4323 Mobile: +61 437 134 814
email: Brendan.Harris@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

United Kingdom & United States
Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

United States
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Rio Tinto Media & Investor Relations

Australia
David Luff, Media Relations
Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 0419 850 205

Karen Halbert, Media Relations
Office: +61 (0) 3 9283 3627 Mobile: +61 (0) 412 119 389

Bruce Tobin, Media Relations
Office: +61 (0) 3 9283 3612 Mobile: +61 (0) 419 103 454

Dave Skinner, Investor Relations
Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309

Simon Ellinor, Investor Relations
Office: +61 (0) 7 3361 4365 Mobile: +61 (0) 439 102 811

United Kingdom
Christina Mills, Media Relations
Office: +44 (0) 20 8080 1306 Mobile: +44 (0) 7825 275 605

Tony Shaffer, Media Relations
Office: +44 (0) 20 7781 1138 Mobile: +44 (0) 7920 041 003

David Ovington, Investor Relations
Office: +44 (0) 20 7781 2051 Mobile: +44 (0) 7920 010 978

Mark Shannon, Investor Relations
Office: +44 (0) 20 7781 1178 Mobile: +44 (0) 7917 576597

United States
Jason Combes, Investor Relations
Office: +1 (0) 801 204 2919 Mobile: +1 (0) 801 558 2645

Canada
Bryan Tucker, Media Relations
Office: +1 (0) 514 848 8151 Mobile: +1 (0) 514 825 8319

Rio Tinto Limited
120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Registered in Australia ABN 96 004 458 404

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800

Email: questions@riotinto.com
Website: www.riotinto.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : October 25, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary